DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com Andrew D. Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

FOIA Confidential Treatment Request Confidential Treatment Requested by Nexvet Biopharma public limited company, in Connection with Registration Statement on Form S-1

January 19, 2015

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND

FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH

THE FOLLOWING PLACEHOLDER: “[***].”

VIA EDGAR AND UNITED PARCEL SERVICE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	Nexvet Biopharma public limited company
Registration Statement on Form S-1 (File No. 333-201309)
Filed December 30, 2014
CIK No. 0001618561

Ladies and Gentlemen:

We are submitting this letter on behalf of Nexvet Biopharma public limited company (successor to Nexvet Australia Pty Ltd, and together with its subsidiaries, the “Company”) in connection with the review by the staff of Division of Corporation Finance (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-201309) filed on December 30, 2014 (the “Registration Statement”) and in response to Comment No. 17 in the Staff’s letter dated October 1, 2014. Because of the commercially sensitive nature of information contained herein, this letter is accompanied by the Company’s request for confidential treatment of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

The purpose of this letter is to provide the Staff background and supplemental information regarding the valuation of the Company’s ordinary shares (the “Ordinary Shares”) when granting share-based awards and calculating share-based compensation expense. Except as otherwise indicated, all information in this letter is presented on the same basis as the information presented in the prospectus included within the Registration Statement (the “Prospectus”).

Previously Provided Information

The Company respectfully refers the Staff to the subsection of the Prospectus within Management’s Discussion and Analysis of Financial Condition and Results of Operations titled “Share-

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

Based Compensation” on pages 65-66, as well as Note 2—“Summary of Significant Accounting Policies—Share-Based Compensation”, Note 12—“Share-Based Awards” and Note 13—“Valuation of Share Awards” to the consolidated financial statements included in the Prospectus. These disclosures provide a detailed explanation of (i) the Company’s approach to accounting for share-based compensation and (ii) the methodology used by the Company to determine the fair value of the Ordinary Shares for the dates when share-based awards were granted by the Company’s Board of Directors (the “Board”). The Company has sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).

Price Range

To assist the Staff in its consideration of share-based compensation disclosures and other matters, the Company advises the Staff that the Company currently estimates that the preliminary price range will be a [***] dollar range between $[***] to $[***] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Ordinary Shares, resulting in a midpoint of the Price Range of $14.50 per share (the “Midpoint Price”). Please note that, upon final discussions with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC (the “Lead Underwriters”) expected to occur this week prior to marketing the IPO, the Company will ensure that the Prospectus contains a price range of not more than $[***] per share. The Price Range has been estimated based, in part, upon current market conditions and preliminary input received from the Lead Underwriters, including discussions that took place on January 19, 2015 between senior management of the Company, members of the Board, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Ordinary Shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, the Board, and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and those issuers’ respective stages of development as compared to the Company’s, the current valuations of public companies at a similar stage of clinical development as the Company, and recent market conditions. Prior to January 19, 2015, the Company had not determined a specific Price Range.

Compensation Objectives, Reorganization Activity and Limited Recourse Loans

Reflecting the status of the Company as a non-U.S. private company with no historical operations in the U.S., the Board has in the past attempted to incentivize employees by granting share-based awards with nil exercise prices, as permitted by Australian law and as is common for Australian private companies. In September 2014, the Company re-domiciled from Australia to Ireland through a share exchange transaction as described in the Prospectus (the “Irish Reorganization”). In anticipation of the Irish Reorganization, because Irish law requires the payment to the Company of at least the nominal value of shares in order to acquire them from the Company, in August 2014 the Company, option holders and restricted share unit holders agreed to amend the exercise or conversion price of these awards to be the greater of nil or the nominal value per share. Any options or restricted share units with a nil exercise price became exercisable at their nominal value of $0.10 per Ordinary Share pursuant to the share

* Confidential material redacted

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

exchange in September 2014 undertaken to complete the Irish Reorganization. The nominal value—and thus the exercise or conversion price, as applicable—became $0.125 per Ordinary Share following the four-for-five share consolidation in November 2014. Of course, the exercise or conversion prices so derived were not a determination of the fair value of the Ordinary Shares underlying the share-based award for financial reporting purposes (or any other purpose). For financial reporting purposes, no additional share-based compensation expense was recognized in connection with the addition of an exercise or conversion price to these share-based awards, as these additions did not convey a benefit to the holder. This letter does not discuss the issuance of securities in connection with the Irish Reorganization or the Company’s share consolidations.1

The Company had previously issued Ordinary Shares to employees, consultants and directors in August 2012 under its employee share option plan subject to interest-free, limited recourse loans payable to the Company. These issuances were effectively options, and the Company accounted for them as options. Following the closing of its Series B financing, the Company entered into negotiations with these employees, consultants and directors to remove the loan element of these arrangements, driven by U.S. legal considerations. In August 2014, the Company repurchased 145,069 Ordinary Shares issued under this plan at a purchase price of $6.35 per share to satisfy the outstanding limited recourse loans, and, in replacement, the Board then granted 145,069 options to purchase Ordinary Shares to such employees, consultants and directors in September 2014. For these replacement share option grants in September 2014, the Board set an exercise price of $6.35, which equaled the fair value for financial reporting purposes, as discussed below. For financial reporting purposes, no additional share-based compensation expense was recognized in connection with the replacement options, as the fair value of the replacement options did not exceed the fair value of the originally issued shares subject to limited recourse loans. As such, the Company does not further discuss these awards in this letter.

Additional Information Regarding Methodology

The Company notes the relatively small number of share-based awards it has issued since February 2014. As further discussed below, none of these awards have had, or are expected to have, a material impact on the Company’s financial performance or number of shares outstanding for any quarterly or annual period.

Prior to its Series B financing in May 2014, the Company had limited cash resources. The Series B financing raised gross proceeds of $31.5 million through the sale of an aggregate of 4.2 million Series B preference shares and warrants to purchase 1.6 million Ordinary Shares, and Series B investors required the Company to focus on readying itself for the IPO. Series B investors paid $7.50 per Series B preference share and attaching warrant rights (for each eight Series B preference shares purchased, investors received warrants to purchase three Ordinary Shares).

Recognizing the magnitude of this issuance, the Company obtained an independent third-party valuation of the Company’s Series B preference shares and warrants to purchase Ordinary Shares from a nationally recognized valuation firm as of May 8, 2014. The valuation was obtained to enable the Company to allocate proceeds between the Series B preference shares and the warrants on a relative fair

[1]	This letter also does not discuss issuances of Ordinary Shares upon exercise of share options or conversion of restricted share units.

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

value basis. The valuation methodology used traditional metrics such as volatility, risk free rate, and dividend yield. The implied fair value of the Ordinary Shares was determined though an iterative process concurrently with the valuation of the warrants, and it was determined to be $6.35 per share.

For the Company’s issuance of share-based awards in September 2014, the Company determined that it was appropriate to continue using the $6.35 fair value per share from May 2014. This determination reflected the Company’s view that that there not been important business milestones or improvements in market conditions, as well as the relatively small number of underlying Ordinary Shares (38,040, representing less than 0.5% of the Company on a fully diluted basis).

For the Company’s issuance of share-based awards in October 2014, the Company determined that a new valuation was appropriate. This determination reflected the Company’s view that important business milestones had been achieved, as well as the fact that such awards, while still relatively small (158,219, representing less than 1.7% of the Company on a fully diluted basis), involved about four times as many awards as were issued in September 2014. The Company made a similar determination for the award in January 2015, as important business milestones continued to be achieved, while such awards continued to be relatively small (380, representing less than 0.1% of the Company on a fully diluted basis). The Company’s methodology considered the amount of time between the May 2014 valuation and preliminary indicative pricing information assuming the IPO would occur in February 2015. The Company applied a linear model valuation technique between these dates, and considered the change from the last observed price to the preliminary indicative pricing information, giving regard to an appropriate discount for lack of marketability based on its qualitative evaluation of business developments to determine the fair value of the Ordinary Shares as of the date of grant. The intention was to move fair value of share-based awards toward the preliminary indicative pricing as the Company readied itself for the IPO and achieved important business milestones on that trajectory.

Ordinary Share Valuations

The following table presents information about the Company’s issuances of equity securities including share-based awards since February 2014:

Issuance or Grant Date	Ordinary Shares Underlying Issuances or Awards	Purchase or Exercise Price Per Share	Fair Value Per Ordinary Share for Financial Reporting Purposes at Issuance or Grant Date
April-May 2014	4,200,006	$7.50	$	n/a
April-May 2014	1,574,998	8.625		6.35
September 18, 2014	38,040	0.125		6.35
October 7, 2014	158,219	0.125		9.50
January 16, 2015	380	n/a		11.25

April-May 2014

In April and May 2014, the Company completed its Series B financing, pursuant to which it issued an aggregate of 4,200,006 Series B preference shares, together with warrants to purchase 1,574,998 Ordinary Shares with an exercise price of $8.625 per share. In addition, the Company issued 4,424

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

Ordinary Shares to a consultant as compensation for services for an aggregate of $22,000 and issued warrants to purchase 192,000 Ordinary Shares to advisors with an exercise price of $7.50 per share.

As discussed above, the Company obtained an independent third-party valuation of the Company’s Series B preference shares and warrants to purchase Ordinary Shares from a nationally recognized third-party valuation firm as of May 8, 2014. The valuation used traditional valuation metrics such as volatility, risk free rate, dividend yield and determined the implied fair value of the Ordinary Shares of $6.35 through an iterative process concurrently with the valuation of the warrants. This $6.35 fair value of the Ordinary Shares was used for all issuances in the April-May 2014 period.

September 2014

In September 2014, the Company issued 38,040 new share option and restricted share unit awards to directors, officers and employees. For these awards, the Board set an exercise or conversion price of the greater of nil or the nominal value per share.

For financial reporting purposes, the Company has determined a fair value of $6.35 per share for all of the September 18, 2014 awards. This $6.35 fair value per share was the fair value determined in the May 2014 third-party valuation. The Company did not believe that that any important business milestones had been achieved or that market conditions had improved since May 2014, and gave regard to the following:

•	The availability of a valuation utilized for the June 30, 2014 financial statements in relation to the equity awards, which was supported by a transaction with new shareholders (the investors in the Company’s Series B financing);

•	There were no important business milestones that had been achieved, including no proof-of-concept studies or new commercialization or collaboration arrangements entered into, and the Company’s stage of development had not changed;

•	There were no increases in the Company’s net assets or cash reserves and there was no presumption that an IPO would take place, as approvals had not been obtained from shareholders or public filings made with the Commission;

•	There were developments affecting other animal health companies that the Company believes impacted market interest in the Company. Specifically, in August 2014, Kindred Biosciences, Inc. announced that a pivotal field study for its lead product candidate failed to meet its primary endpoint, which the Company believes tempered market interest in animal health companies, such as the Company, and therefore tempered any increase in the fair value of its Ordinary Shares; and

•	There were no significant changes to the other inputs to the valuation model utilized for the June 30, 2014 financial statements in determining fair values.

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

The Company has also considered the reasonableness of the $6.35 fair value by assessing the potential impact on financial results if the Ordinary Shares were valued at the Midpoint Price:

Grant Date	Ordinary Shares Underlying Awards Granted	Fair Value Per Share at Grant Date	Total Compensation Cost	Financial Impact on Loss for Quarter Ended September 30, 2014	Percent Change to Quarterly Net Loss
September 18, 2014	38,040	$6.35	$236,939	$41,565
		[***]	[***]	[***]	[***]%

Based on the factors outlined above, the Company’s stage of development and the immaterial impact of an increase in the fair value of the Ordinary Shares for the fiscal quarter ended September 30, 2014 (and the fiscal year ending June 30, 2015), the Company believes a third-party valuation is unnecessary and that it is appropriate to recognize share-based compensation expense for the September 2014 awards based on a fair value of $6.35 per share.

October 2014

In October 2014, the Company issued 158,219 share option and restricted share unit awards to directors, officers and employees. For these awards, the Board set an exercise or conversion price of the greater of nil or the nominal value per share.

For financial reporting purposes, the Company has determined a fair value of $9.50 per share for all of the October 7, 2014 awards. The Company determined that a new valuation was appropriate because important business milestones had been achieved, while also recognizing the October 7, 2014 issuance involved about four times as many awards as were issued in September 2014. The Company applied a linear model valuation technique between the last observed price and preliminary indicative pricing information assuming the IPO would occur in February 2015, giving regard to an appropriate discount for lack of marketability based on its qualitative evaluation. Noting that the fair value in May 2014 reflected an approximately [***]% discount for lack of marketability relative to preliminary indicative pricing information, the Company determined that decreasing the discount for lack of marketability to [***]% was appropriate after giving due regard to its analysis various possible outcomes and their timing.

The Company’s determination considered:

•	Key business developments, including negotiations commencing in earnest and progressing to preparation of definitive agreements at the end of September 2014 for an exclusive collaboration, supply and distribution arrangement with Virbac S.A.;

•	Initiation of NV-01’s pivotal safety and efficacy study, and continued progress with proof-of-concept studies for NV-02 and NV-08;

* Confidential material redacted

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

•	Changes to the capital structure, including completion of the Company’s re-domiciling to Ireland at the end of September 2014; and

•	The progress of the planned IPO, including comments received from the Staff on October 1, 2014 and consensus among the working group that the Company would be able to rapidly pursue the IPO in an appropriate market window.

The Company has also considered the reasonableness of the $9.50 fair value by assessing the potential impact on financial results if the Ordinary Shares were valued at the Midpoint Price:

Grant Date	Ordinary Shares Underlying Awards Granted	Fair Value Per Share at Grant Date	Total Compensation Cost	Projected Financial Impact on Loss for Year Ending June 30, 2015	Percent Change to Projected 2015 Net Loss
October 7, 2014	158,219	$9.50	$1,497,865	$910,679
		[***]	[***]	[***]	[***]%

Based on the factors outlined above, the Company’s stage of development and the projected immaterial impact of an increase in the fair value of the Ordinary Shares for the fiscal year ending June 30, 2015, the Company believes a third-party valuation is unnecessary and that it is appropriate to recognize share-based compensation expense for the October 2014 awards based on a fair value of $9.50 per share.

January 2015

In January 2015, the Company issued 380 shares to a director in lieu of cash payment of his director fees, pursuant to the Company’s non-executive director remuneration policy. The full cost of the shares has been expensed on the same basis as cash fees paid to other directors.

For financial reporting purposes, the Company has determined a fair value of $11.25 per share for this January 2015 award. The Company determined that a new valuation was appropriate because important business milestones had been achieved and market conditions had changed since the October 2014 assessment and its May 2014 third-party valuation. The Company constructed a model between the date of its May 2014 valuation and its projected February 2014 IPO, and considered an appropriate discount for lack of marketability based on its qualitative evaluation. The Company determined that decreasing the discount for lack of marketability to [***]% was appropriate after giving due regard to its analysis various possible outcomes and their timing.

The Company’s determination considered:

•	Key business developments, including entering into an exclusive collaboration, supply and distribution agreement and a specific distribution agreement with Virbac S.A.;

* Confidential material redacted

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

•	The more than 50% enrollment level of NV-01’s pivotal safety and efficacy study, and continued progress with proof-of-concept studies for NV-02 and NV-08; and

•	The progress of the planned IPO, including comments received from the Staff on December 4, 2014 and January 13, 2014, and consensus among the working group to pursue the IPO in the first calendar quarter of 2015.

The Company has also considered the reasonableness of the $11.25 fair value by assessing the potential impact on financial results if the Ordinary Shares were valued at the Midpoint Price:

Grant Date	Ordinary Shares Underlying Awards Granted	Fair Value Per Share at Grant Date	Total Compensation Cost	Projected Financial Impact on Loss for Year Ending June 30, 2015	Percent Change to Projected 2015 Net Loss
January 16, 2015	380	$11.25	$4,275	$4,275
		[***]	[***]	[***]	[***]%

Based on the factors outlined above, the Company’s stage of development and the projected immaterial impact of an increase in the fair value of the Ordinary Shares for the fiscal year ending June 30, 2014, the Company believes a third-party valuation is unnecessary and that it is appropriate to recognize share-based compensation expense for the January 2015 awards based on a fair value of $11.25 per share.

Increase in Value from April 2014 to January 19, 2015

The Company believes that the Midpoint Price would discount to approximately the fair value per share of its historical share-based awards, because, in addition to business developments, an IPO price would take into account:

•	Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of increased cash. Additionally, the completion of the IPO would provide the Company with access to the public company debt and equity markets.

•	Enhanced Liquidity and Marketability of the Company’s Shares. The historical valuations of the Ordinary Shares reflected the illiquidity of the Ordinary Shares on the relevant grant dates, the uncertainty of the IPO, and the fact that even if the IPO were successfully completed the Ordinary Shares would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO. The Midpoint Price assumes a successful IPO in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The Midpoint Price further does not take

* Confidential material redacted

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	Market Interest in the Company’s Segment. The Company believes its main competitors are animal health companies that are developing products for use in companion animals, such as Aratana Therapeutics, Inc., Kindred Biosciences, Inc. and Zoetis, Inc. The Company believes that developments affecting these comparable companies impact market interest in the Company. In August 2014, Kindred announced that a pivotal field study for its lead product candidate failed to meet its primary endpoint, and in December 2014, Kindred announced that it was terminating another development program. The Company believes these developments tempered market interest in animal health companies, such as the Company, and therefore tempered the fair value of its Ordinary Shares.

In late December 2014, Aratana announced positive results from its pivotal field study of its lead product and in January 2015 announced the full regulatory licensure of a second product. The Company believes these favorable developments revitalized market interest in the animal health companies, such as the Company. The Company and its advisors then decided to publicly file the Registration Statement.

•	Conversion of Preference Shares. The holders of the Company’s preference shares currently enjoy various preferences over the holders of its Ordinary Shares, including in liquidation. The Price Range assumes the conversion of the Company’s preference shares into Ordinary Shares upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by preference shareholders results in an increased Ordinary Share valuation.

Conclusion

The Company believes that its actions taken to estimate the fair value of the Ordinary Shares complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 and the AICPA Practice Aid. The Company further believes that the fair values it determined for its Ordinary Shares applicable to each share-based award are appropriate and demonstrate the good faith efforts to consider all relevant factors in determining fair value for each valuation date. The Company also believes that increasing the fair value of its historical awards even to the Midpoint Price would not materially impact its financial results. In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price) and the valuations are reasonable in light of all of the considerations outlined above.

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Confidential Treatment Requested by

Nexvet Biopharma public limited company

Division of Corporation Finance

January 19, 2015

We and the Company appreciate the Staff’s attention to this matter. Please direct your questions or comments regarding this letter to the undersigned by telephone to (206) 839-4845 or by email to andrew.ledbetter@dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Andrew D. Ledbetter

Andrew D. Ledbetter

Partner

cc:	Via E-mail
Mark Heffernan (CEO, Nexvet Biopharma plc)
Damian Lismore (CFO, Nexvet Biopharma plc)
Geraldine Farrell (General Counsel, Nexvet Biopharma plc)
Marjorie Sybul Adams (DLA Piper LLP (US))
Mark B. Weeks (Cooley LLP)
John T. McKenna (Cooley LLP)